WORLD VLOG CHALLENGE LLC

FINANCIAL STATEMENTS

For the fiscal year ended December 31st, 2024

(Unaudited)

World Vlog Challenge LLC
30 North Gould Street, Sheridan WY82801, United States

BALANCE SHEET
As at December 31st , 2024

	Schedule	2024
	No.	USD
Capital and liabilities		
Capital and Reserves		
Capital		-
Reserves and retained earnings		106
Grand Total		**106**
Assets		
Property, Plant and Equipment	1	-
Intangible Assets		-
Current assets		
Trade and other receivables	2	-
Cash and bank balances	3	106
Total current assets		**106**
Less: Current liabilities and provisions		
Trade Payables	4	-
Other Current Liabilities		-
Total current liabilities and provisons		-
Net current assets		**106**
Grand Total		**106**

Significant Accounting Policies and Notes to the Accounts   7

Schedules 1 to 6 and 7 form integral part of this Balance Sheet.

World Vlog Challenge LLC
30 North Gould Street, Sheridan WY82801, United States

INCOME STATEMENT
for the period January 17th, 2024 to December 31st, 2024

Particulars	Schedule	2024
	No.	USD
Revenue income		52,103
Direct Expenses	5	21,332
Gross profit		**30,771**
Other Operating Income		-
Total Income		**30,771**
Expenses		
Administrative Expenses	6	30,665
Depreciation	1	-
Operating Profit Before Interest and Taxes		**106**
Non-Operating Income		-
Finance Costs		-
Profit Before Taxes		**106**
Profit before tax		
Income tax-Current year		-
Income tax-Previous years		
Net Profit after tax		**106**

Significant Accounting Policies and Notes to the Accounts 7

Schedules 1 to 6 & 7 form integral part of this Income Statement.


World Vlog Challenge LLC
30 North Gould Street, Sheridan WY82801, United States

CASH FLOW STATEMENT

for the period January 17th, 2024 to December 31st, 2024


Particulars	2024 USD
Cash flow from operating activities:	
Net profit before taxation and extra ordinary items	**106**
Adjustment for	
Depreciation	-
Interest expenses	-
Operating Cash Flow before working capital changes	**106**
Decrease/(Increase) in trade debtors	-
Increase/(Decrease) in liabilities and provisions	-
Cash generated from operation	**106**
Income Tax Paid	-
Net cash from operating activities	**106**
Cash from investment activities	
Purchase of fixed assets	-
Proceeds from sale of fixed assets	-
Net cash used in investing activities	-
Cash flow from financing activities	
Capital Introduced	-
Drawings	-
Net cash used in financing activities	-
Net increase in cash and cash equivalents	106
Cash and cash equivalents at beginning of the year	-
Cash and cash equivalents at end of the year	**106**

Significant accounting policies and notes forming part of accounts (Schedule 7)

Schedule 1 to 7 form an integral part of the Cash Flow Statement

World Vlog Challenge LLC

30 North Gould Street, Sheridan WY82801, United States

Statement of Changes in Equity
for the period January 17th, 2024 to December 31st, 2024

Particulars	Share Capital	Securities Premium	General Reserve	Accumulated Profit/(Loss)	Total
Balance	-	-	-	-	-
Adjustment in respect of earlier years	-	-	-	-	-
Restated Balance	**-**	**-**	**-**	**-**	**-**
Net Profit/(Loss) for the year	-	-	-	106	106
Drawings	-	-	-	-	-
Issue of Capital	-	-	-	-	-
Balance as at 31 December 2024	**-**	**-**	**-**	**106**	**106**


World Vlog Challenge LLC
30 North Gould Street, Sheridan WY82801, United States


Schedule 2 : Trade and Other Receivables

		As at January 17th, 2024	As at December 31st, 2024
Sundry Debtors			
Unsecured and considered Good		-	-
Secured			
Less: Provision for doubtful debts			
	Total	-	-

Schedule 3 : Cash and Bank Balances

		As at January 17th, 2024	As at December 31st, 2024
Cash and Bank		106	-
	Total	**106**	**-**

Schedule 4 : Trade Payables

	2024 USD
Expenses Payables	-
Provision for Tax	-
	-

Schedule 5 : Cost of Direct Expenses

	2024
	USD
Direct Expenses	21,332
Direct Expenses	**21,332**

Schedule 6 : Administrative Expenses

Advertising & Marketing	14,066
Bank Charges & Fee	427
Office Supplies & Software	3,761
Traveling and Conveyance expenses	4,727
Lodging and Hospitality	7,684
	30,665

World Vlog Challenge LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

World Vlog Challenge LLC (the "Company") is a company organized in January 2024 under the laws of Wyoming.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. RELATED PARTY TRANSACTIONS

Season one of Challengers Everest was funded by World Vlog Challenge Pvt Ltd Nepal, a Nepalese entity owned by World Vlog Challenge LLC CEO Shree Gurung. The production budget was $1,000,000.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.